Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

On June 17, 2026, the following interview article featuring NewCleo Ltd. CEO and Co-Founder Stefano Buono was published in NucNet:

NucNet Interview: As Nasdaq Listing Approaches, France’s Newcleo Says US Most Likely Location For First Commercial Reactor

NucNet

Written by Nigel Davies

Europe’s nuclear programme ‘not strong enough’, says company’s chief executive Stefano Buono.

Stefano Buono: “The money is not yet there at a political level in Europe.” Courtesy Newcleo.

The first commercial reactor from France-based Newcleo will probably be deployed in the US thanks to overwhelming investment in innovation and a supportive policy backdrop, the chief executive of the advanced reactor manufacturer told NucNet in an interview.

Speaking on the sidelines of the European Bank for Reconstruction and Development (EBRD) annual conference in Riga, Newcleo chief executive officer Stefano Buono was optimistic about the company’s prospects in the US following its recently announced plans for a Nasdaq listing and partnership with Sam Altman-backed nuclear technology company Oklo.

Buono said that Newcleo’s listing on the technology heavy stock index should fund the company’s work for the next two years. Such a supportive entry to the US, as well as a strong nuclear policy framework, could well see the company’s first reactor land on US shores.

Newcleo is designing a 200 MW commercial lead-cooled fast reactor aimed at supplying electricity and heat to industrial complexes, data centers and other energy intensive industries.

“We have a few candidates for our first commercial reactor, but the accelerated environment in the US could make it possible to do the first reactor there,” said Buono.

“We have launched projects in France and Slovakia too, so timing will be defined on how fast we can implement our programmes. But it looks like the US is a very good candidate thanks to Part 53 and the strong support we have from the government there,” added Buono.

Part 53 refers to the Nuclear Regulatory Commission’s (NRC) framework supporting the development of advanced reactors in the country.

Buono’s belief in the benefits of advancing strongly in the US chime with Swedish peer Blykalla, whose chief executive officer also eyes strong growth in the country.

European Nuclear Programme ‘Not Strong Enough’

Buono said he did not think there was a strong enough nuclear programme implemented in Europe at the moment, and for that reason did not see any political pressure to have its first reactor in the continent first.

“There is a willingness to restart nuclear in Europe after a sort of dark age. But we need to see a global public acceptance for nuclear across Europe. We have just seen a move in Italy for example to pass a legislation on nuclear.”

Buono said he measured the true acceleration of nuclear by the means of investment on a private and public level.

“The money is not yet there at a political level in Europe. That would be the sign of a true acceleration.”

He said that even under the former Joe Biden administration in the US that three advanced reactor companies had received $4.1bn (€3.5bn) in subsidies.

“So, the EU’s €200 million guarantee fund is a good start, but it’s just a start.” The European Commission said recently it will create the €200m fund to support private investment, as detailed in the EU Strategy for small modular reactors, adopted on 10 March 2026.

Buono said the Scaleup Europe Fund of €5bn could help advance nuclear. “This is money that could potentially be deployed in nuclear innovation, but the budget is still blocked in Europe and there are still some countries that are against nuclear.”

The Scaleup Europe Fund is designed to fund late-stage European technology companies and prevent promising startups from fleeing to the US or Asia.

Infrastructure Funds Show Interest

Buono pointed to recent interest in Newcleo from infrastructure funds as a potential new source of investment into advanced reactors.

“We are not yet enjoying the moment where nuclear is heavily financed in Europe, but we are seeing the first signs,” said Buono.

“For the first time we are interacting with infrastructure funds on our potential products. So, infrastructure funds start to be attracted by nuclear because they are long-term investors.”

Similarly, he said that nuclear had come back onto the horizon of institutions including the EBRD, World Bank, and European Investment Bank, which helped build momentum.

He said it was yet to be seen how an SMR could be de-risked by government support to spur interest from infrastructure investors.

“Later, when SMRs are perceived not as a risky investment, but more as an infrastructure necessity, I am sure these types of funds will be more and more involved in the financing.”

In terms of demand, he said right now there was overwhelming interest in SMRs which could not be met by the market, and he expected that situation to last for one or two decades to come.

A Nasdaq Boost?

Buono said that before the company’s planned listing on the Nasdaq it had raised around $780m from mostly European investors to fund its development, and now its stock-market entry would open it up to new investors.

“Europe is not a rich market when it comes to investing in innovation. The US market is much more devoted to innovation, so for us it gives the possibility to address a new market,” said Buono.

He said many US funds had committed capital to the transaction and this left them in a well-funded position for some time.

“If there are no redemptions, we will not need additional cash for more than a couple of years, even if we accelerate in our capital deployment, so we are happy with the result.”

Fuel Advances And Oklo Tie Up

Buono said the company continued to work in its partnership with Oklo signed in October 2025 to advance in negotiations with the US Department of Energy’s (DOE) surplus plutonium utilisation programme.

The two companies plan to develop an advanced fuel fabrication facility in the US, which Buono says has the target to be operational by 2031, or before if the process can be accelerated with the NRC. An announcement on deployment might be expected this year, he said.

He said the facility would produce several types of fuels for advanced reactors, including the mixed-oxide (MOX) fuel needed for its reactors.

“We need capacity that can generate significant amounts of fuel for the next years for our needs, but also for the potential needs of our partners.”

Buono said the company planned three different MOX producing facilities, with one also planned in France set to be operational by 2032. Newcleo is working with France and through a partnership with Slovakia’s state-owned Javys to be able to obtain the plutonium required to manufacture its fuel.

Buono said that all these facilities could then deliver fuel to other reactor operators worldwide.

“We want to be an actor in the market, and partner with those countries that can build reactors multiple times.”

Newcleo is progressing on the installation of its non-nuclear test facility at the Brasimone research centre in Italy, which Buono said had now received the main vessel for molten lead conditioning and storage.

The reactor demonstration facility would produce around 10 MW of thermal power, and the CEO said it was on target to be finished by the end of 2026, with commissioning in 2027.

He said they would be then able to simulate the industrial set-up of a reactor, in both start up and shut down conditions, and also simulate an incident such as a blocked pump.

France Plans Edge Closer

Buono said work was advancing over safety permits with the French Nuclear Safety and Radiation Protection Authority (ASNR) before a potential reactor construction application in 2027.

He said at present there was an open public debate before the filing of a construction permit. A final strategy would be given after this debate was concluded in July.

“We will decide on the timing of the permit this year, but I think we will file the request next year.”

“The Slovakian government is really supportive of this project,” he said.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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